

Sit Minnesota Tax-Free Income Fund

	Tax-Equivalent Yields by Federal Tax Bracket		
30-Day SEC Yield	28%	33%	35%
4.56%	6.87%	7.39%	7.61%

Average Annual Total Returns			
1-Year	3-Year	5-Year	10-Year
1.04%	3.46%	3.69%	4.13%

As of 10/31/07. Assumes the maximum Minnesota tax bracket of 7.85%.

Sit Investment Associates

Sit Mutual Funds

1-800-332-5580 www.sitfunds.com

Call now for a free prospectus with more complete information, including the Fund's investment objectives, risks, charges and expenses. Read it carefully before you invest. Capital gains and ordinary income distributions, if any, are generally taxable. Some income earned by the Fund may be treated as a tax preference that is included in alternative minimum taxable income for certain investors. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.